UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s May 2007 total passenger traffic increases 25.8%

▪     Domestic traffic jumps 31.8%

Monterrey, NL, Mexico, June 7, 2007—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, reports that total passenger traffic (terminal passengers) at its 13 airports reached 1.18 million in May 2007, an increase of 25.8% compared to May 2006, driven by a 31.8% increase in domestic traffic. The airports with the most significant increases were Monterrey, Culiacán, Chihuahua, Ciudad Juárez, and Torreón.

Domestic traffic in May 2007 totaled 1,014,473 passengers, an increase of 31.8% compared to the prior year. Eleven of our airports reported growth in domestic passenger traffic as a result of the increase in routes and frequencies by the new airlines at our airports. The suspension of operations of Líneas Aéreas Azteca on March 26 affected traffic at the Zacatecas airport.

International traffic totaled 166,176 passengers in May 2007, a 1.3% reduction compared to May 2006. The Culiacán and Torreón airports recorded the most significant increases. The decrease in the frequency of some scheduled international flights affected the tourist destination airports and Durango and Zacatecas.

By airport

Monterrey, OMA’s principal airport, served 566,232 passengers in May 2007, an increase of 27.2% compared to the same month of 2006. Domestic traffic at Monterrey airport increased 32.6%, as a result of the performance of Aviacsa, Mexicana and VivaAerobus, as well as Interjet, Volaris, Alma, and Aladia. International passenger traffic was flat compared to May 2006

The Culiacan airport registered the largest increase in passenger traffic (+36,062) after Monterrey. The entry of new airlines at Culiacan has made it the third busiest airport in OMA for the year to date.

Total Passengers*

(Thousand)	May-06	May-07	Change %	Jan-May 2006	Jan-May 2007	Change %
Acapulco	68.6	72.4	5.5	502.8	521.0	3.6
Ciudad Juárez	56.9	74.1	30.3	268.8	336.4	25.1
Culiacán	65.4	101.4	55.2	324.2	442.2	36.4
Chihuahua	53.0	76.6	44.6	243.6	323.4	32.7
Durango	16.7	23.3	39.7	79.9	106.6	33.3
Mazatlán	61.4	66.1	7.8	406.6	406.2	(0.1)
Monterrey	445.3	566.2	27.2	2,067.6	2,517.4	21.8
Reynosa	12.2	10.7	(12.5)	53.8	49.9	(7.2)
San Luis Potosí	20.8	23.5	13.1	93.7	101.1	7.9
Tampico	39.0	51.5	32.1	186.9	234.2	25.3
Torreón	29.5	46.5	57.6	141.7	206.8	46.0
Zacatecas	25.9	23.3	(10.0)	130.6	111.8	(14.4)
Zihuatanejo	43.6	44.8	2.8	354.0	338.8	(4.3)
OMA Total	**938.2**	**1,180.6**	**25.8**	**4,854.1**	**5,695.6**	**17.3**

Domestic Passengers*

(Thousand)	May-06	May-07	Change %	Jan-May 2006	Jan-May 2007	Change %
Acapulco	54.2	59.9	10.5	274.0	306.5	11.9
Ciudad Juárez	56.8	74.0	30.2	268.4	335.9	25.1
Culiacán	63.9	98.0	53.4	312.6	425.4	36.1
Chihuahua	46.4	69.8	50.3	212.7	292.8	37.6
Durango	14.6	21.8	50.1	64.8	97.0	49.5
Mazatlán	30.0	37.4	24.7	144.8	165.4	14.2
Monterrey	369.8	490.4	32.6	1,682.4	2,158.0	28.3
Reynosa	12.2	10.7	(12.5)	53.8	49.9	(7.2)
San Luis Potosí	14.8	17.4	17.3	64.1	72.1	12.5
Tampico	35.0	47.4	35.5	163.7	214.7	31.2
Torreón	24.1	40.2	67.0	115.0	176.2	53.2
Zacatecas	18.5	16.4	(11.5)	94.6	79.2	(16.3)
Zihuatanejo	29.5	31.0	5.2	142.8	143.3	0.3
OMA Total	**769.8**	**1,014.5**	**31.8**	**3,593.8**	**4,516.4**	**25.7**

International Passengers*

(Thousand)	May-06	May-07	Change %	Jan-May 2006	Jan-May 2007	Change %
Acapulco	14.4	12.5	(13.1)	228.7	214.4	(6.3)
Ciudad Juárez	0.0	0.1	0.0	0.4	0.5	22.9
Culiacán	1.5	3.4	130.5	11.7	16.8	43.9
Chihuahua	6.6	6.8	4.2	30.9	30.5	(1.2)
Durango	2.1	1.5	(30.6)	15.1	9.6	(36.4)
Mazatlán	31.4	28.7	(8.4)	261.8	240.8	(8.0)
Monterrey	75.5	75.8	0.4	385.2	359.4	(6.7)
Reynosa	0.0	0.0	0.0	0.0	0.0	0.0
San Luis Potosí	6.0	6.1	2.7	29.5	28.9	(2.1)
Tampico	4.0	4.1	1.9	23.1	19.4	(16.0)
Torreón	5.4	6.3	16.2	26.7	30.6	14.8
Zacatecas	7.4	6.9	(6.0)	36.0	32.6	(9.4)
Zihuatanejo	14.1	13.8	(2.2)	211.1	195.4	(7.4)
OMA Total	**168.4**	**166.2**	**(1.3)**	**1,260.2**	**1,179.1**	**(6.4)**

* Terminal passengers: excludes transit passengers

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This communication may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Prospectus under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: June 8, 2007